United States securities and exchange commission logo





                           January 26, 2023

       Murray Bailey
       Chief Executive Officer and President
       EESTech, Inc.
       Suite 417, 241 Adelaide Street
       Brisbane, 4000, Australia

                                                        Re: EESTech, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed January 17,
2023
                                                            File No. 000-32863

       Dear Murray Bailey:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G/A1 filed January 17, 2023

       Description of Business
       Samancor Chrome Holdings Proprietary Limited, page 11

   1.                                                   Please supplementally
provide for our review, pursuant to Rule 12b-4 of the Exchange
                                                        Act, the unredacted
version of the contract dated February 21, 2019 with Samancor
                                                        Chrome Limited
(Samancor), which was attached as Exhibit 10.1 to your Form 10-12G filed on October 26,
2022.
   2. We note your product ThermaSand is the beneficiated product remaining after removing
                                                        99% of the contained
ferrochrome minerals from your processed tailings sand. Your $150 per ton ThermaSand
price link, https://www.alibaba.com/product-detail/Ferro-Chrome-
                                                        Sand is not functional
and may not be the appropriate foundry sand product price for comparison to your
ThermaSand. Please update the link to a product comparable to your
 Murray Bailey
EESTech, Inc.
January 26, 2023
Page 2
      ThermaSand, comparing this product price and specifications to those of ThermaSand, and include a graph of this product price over the last 5 years.

      We note you forecasted a price of $150 per ton chrome concentrate (WRAM-ROX) based on your contract with Samancor and compared this price using the link https://trade-
      metal.com/chromite-ore-price-s5328.html that shows various chromite ore prices. Please clarify which product from the link is comparable with your WRAM-ROX product specifications and include a graph of this chrome concentrate price over the last 5 years.

      We note your alternative pricing scenario where your beneficiated concentrate is upgraded to ferrochrome metal and you will receive no lower than $1,200 per ton, which is the discounted floor price Samancor is contracted to purchase ferrochrome metal from you, and which is compared to the current market price of ferrochrome metal of approximately
      US$1,335 per ton. Please disclose in your filing the specifications and related current price for your ferrochrome metal product.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher,
Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at
(202) 551-8770
or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameMurray Bailey
                                                           Division of
Corporation Finance
Comapany NameEESTech, Inc.
                                                           Office of Energy &
Transportation
January 26, 2023 Page 2
cc:       David Mittelman
FirstName LastName